FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

MEDIA NEWS ON INTERNATIONAL INVESTMENT OPPORTUNITIES

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As appeared in various news agencies, as part of our efforts to evaluate investment opportunities in the region, we are conducting studies in Belarus; however, no definitive decision has been taken regarding these studies yet.

In case any material development occurs with regards to this subject, Turkcell will make necessary announcement according to the Circular VIII, No: 39 of the Capital Markets Board regulations.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Corporate Strategy 05.03.2008, 10:00	Özgür Tokgöz Financial Control 05.03.2008, 10:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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MEDIA NEWS ON A DEVELOPMENT REGARDING THE

ARBITRATION PROCESS BETWEEN TELIA SONERA AND CUKUROVA GROUP

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This announcement is in response to the letter from the Istanbul Stock Exchange dated March 7, 2008.

It has been reported by various news agencies that there has been a development regarding an arbitration process between Telia Sonera and Cukurova Group.

As Turkcell is not party to this arbitration process, no information has been provided us.

Should any development occur that may require public disclosure, the Company will make the necessary announcements according to the Circular VIII, No: 39 of the Capital Markets Board regulations.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Corporate Strategy 07.03.2008, 14:00	Koray Ozturkler Investor Relations 07.03.2008, 14:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

3G License for KKTCell

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Kibris Mobile Telekomünikasyon Ltd. Sti. (“KKTCell”), 100% subsidiary of Turkcell which operates in Turkish Republic of Northern Cyprus (“Northern Cyprus”) received a Third Generation (“3G”) infrastructure license.

KKTCell will pay US$10 million in 10 working days for the 3G infrastructure license.

General Manager of KKTCell, Gurkan Sarioglu, stated that they are very happy to accomplish a goal that they had been waiting for a long time and that test calls will start over the 3G trial network latest by the beginning of June. As per the contract, 3G system will be available 7 months from now.

Along with 3G technologies and the speed that mobile broadband will provide, KKTCell subscribers will have the opportunity to make use of high speed data transfer, video call, mobile TV and various value added services. Being a tourism country, Northern Cyprus will also gain the competitive advantages that 3G technologies provide to other peer countries.

KKTCell signed a revenue sharing agreement with Telecommunication Board of Northern Cyprus in 1999 and KKTCell is operating under a GSM license agreement since August 2007. KKTCell had approximately 277,000 subscribers as of December 31, 2007.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Corporate Strategy 14.03.2008, 12:30	Ferda Atabek Investor Relations 14.03.2008, 12:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 14, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 14, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer